Exhibit 4.8

TRISTATE CAPITAL HOLDINGS, INC.

OMNIBUS INCENTIVE PLAN

Restricted Stock Grant Agreement

Section 1 - Grant Summary

Grantee:

Grant Date:

Number of Restricted Shares Granted:

Share Price at Grant Date:

Vesting Schedule:                                             3 Year Graded

Section 2 - Certain Definitions. Capitalized terms that are not defined in this Agreement are defined in TriState Capital Holdings, Inc. Omnibus Incentive Plan (“Plan”). If there is a conflict between the terms of this Agreement and the Plan, the terms of the Plan shall control.

(a)    “Agreement” means this Restricted Stock Grant Agreement.

(b)    “Cause” shall mean: (i) failure or refusal of Grantee to implement or follow the reasonable written policies of TriState Capital or to perform the services associated with Grantee’s employment with TriState Capital provided that Grantee’s failure or refusal is not based upon Grantee’s belief, in good faith, as expressed to TriState Capital in writing, that the implementation thereof would be unlawful; (ii) intentional wrongful conduct which results or which TriState Capital reasonably concludes could result in a material adverse effect (financial or otherwise) to the business of TriState Capital; (iii) embezzlement; (iv) the commission of a felony or any act rising to the level of or equivalent to a felony (v) the intentional causing of material damage to TriState Capital’s physical or intangible property or property rights; (vi) any act involving disloyalty, dishonesty or fraud or criminal conduct; (vii) insubordination; (viii) consistent or willful disruption of a harmonious work environment; or (ix) Grantee’s failure to knowingly perform his duties as an employee of TriState Capital.

(c)    “Good Reason” means Grantee’s resignation due to the occurrence of any of the following conditions which occurs without Grantee’s written consent, provided that the requirements regarding advance notice and an opportunity to cure set forth below are satisfied: (1) a material reduction of Grantee’s then current base salary unless such reduction is part of a generalized salary reduction affecting similarly situated employees; (2) a change in Grantee’s position with TriState Capital that materially reduces Grantee’s duties, level of authority or responsibility; or (3) TriState Capital conditions Grantee’s continued service with TriState Capital on Grantee’s being transferred to a site of employment that would increase Grantee’s one-way commute by more than 100 miles from Grantee’s then principal residence. In order for Grantee to resign for Good Reason, Grantee must provide written notice to TriState Capital of the existence of the Good Reason condition within 60 days of the initial existence of such Good Reason condition. Upon receipt of such notice, TriState Capital will have 30 days during which it may remedy the Good Reason condition and not be required to provide for the vesting acceleration described herein as a result of such proposed resignation. If the Good Reason condition is not remedied within such 30 day period, Grantee may resign based on the Good Reason condition specified in the notice effective no later than 30 days following the expiration of the 30-day cure period.

(d)    “Grant Date” means the date specified as the Grant Date in Section 1.

(e)    “Grantee” is the person named as Grantee in Section 1.

(f)    “Restricted Shares” means the shares of common stock of TriState Capital, $.01 par value, enumerated in Section 1, granted in Section 3 and subject to all the terms and conditions of this Agreement.

(g)    “Retirement” shall mean termination of Grantee’s employment with TriState Capital as an executive officer of TriState Capital solely due to retirement of the Grantee upon or after attainment of age sixty-five (65) and after at least two years of employment with TriState Capital.

(h)    “Termination Date” means Grantee’s last date of employment with TriState Capital. If Grantee is employed by a subsidiary that ceases to be a subsidiary of TriState Capital and Grantee does not continue to be employed by TriState Capital or a subsidiary, then for purposes of the Agreement, Grantee’s employment with TriState Capital terminates effective at the time this occurs.

(i)    “Total and Permanent Disability” means Grantee is qualified for long-term disability benefits under TriState Capital’s disability plan or insurance policy. However, if no plan or policy is then in existence or if the Grantee is not eligible to participate in the plan or policy, then it means that the Grantee, because of a physical or mental condition resulting from bodily injury, disease, or mental disorder, is prevented from performing his or her duties of employment for a period of six (6) continuous months, as determined in good faith by the Committee, based upon medical reports or other evidence satisfactory to the Committee. In the event an Award issued under the Plan is subject to Code Section 409A, then, in lieu of the foregoing definition and to the extent necessary to comply with the requirements of Code Section 409A, the definition of “Total and Permanent Disability” for purposes of the Award shall be the definition of “disability” provided for under Code Section 409A and the regulations or other guidance issued thereunder.

(j)    “TriState Capital” means TriState Capital Holdings, Inc., a Pennsylvania corporation, or any corporate parent, affiliate, or direct or indirect subsidiary thereof, or any successor to TriState Capital, for which Grantee performs services, regardless of whether this Agreement has been expressly assigned to such corporate parent, affiliate, or direct or indirect subsidiary, or successor.

(k)    “Unvested Restricted Shares” shall mean all the Restricted Shares other than Vested Restricted Shares.

(l)    “Vested Restricted Shares” means Restricted Shares that are no longer subject to restrictions under Section 4 of this Agreement and have vested in accordance with Section 5 of this Agreement.

Section 3 - Grant of Restricted Shares.

(a)    Effective as of the date of this Agreement and subject to the terms and provisions of the Plan and this Agreement, TriState Capital grants the Restricted Shares to Grantee. Grantee shall have all of the rights of a shareholder of TriState Capital, including the right to receive dividends, subject to Section 6, with respect to such Restricted Shares. Unvested Restricted Shares are subject to forfeiture to TriState Capital for no consideration as set forth in Section 5(e).

(b)    Notwithstanding any other provision of this Agreement to the contrary, this Agreement shall become effective only if the Grantee promptly executes and delivers to TriState Capital two signed copies of this Agreement following the Grant Date, time being of the essence.

(c)    In lieu of issuance of stock certificates evidencing the Restricted Shares, TriState Capital, its transfer agent, or other designee may use a “book entry” system to evidence the issuance of the Restricted Shares with notations regarding the applicable restrictions on transfer imposed under this Agreement, subject to removal of the restrictions or forfeiture pursuant to the terms of this Agreement. However, if TriState Capital chooses to issue certificates, then a certificate representing the Restricted Shares subject to the Grant shall be issued in the name of the Grantee and shall be escrowed with TriState Capital or its designee(s), subject to removal of the restrictions or forfeiture pursuant to the terms of this Agreement.

Section 4 - Restrictions.    The Grantee hereby acknowledges that Unvested Restricted Shares may not be sold, exchanged, assigned, transferred, pledged, hypothecated, gifted or otherwise disposed of (collectively, “disposed of”) and remain subject to forfeiture under this Agreement until such Unvested Restricted Shares have vested in accordance with this Agreement and payment of any withholding tax with respect to such Vested Restricted Shares has been made, and that Vested Restricted Shares remain subject to any and all transfer restrictions that may apply to the common stock of TriState Capital.

(a)    The Grantee shall not dispose of the Restricted Shares acquired, or any portion thereof, at any time, unless the Grantee shall comply with the Securities Act of 1933, as amended, and the regulations of the SEC thereunder, any other applicable securities law, and the terms of this Agreement. The Grantee further agrees that TriState Capital may direct its transfer agent to refuse to register the transfer of any Restricted Shares underlying this Restricted Shares grant which, in the opinion of TriState Capital’s counsel, constitutes a violation of any applicable securities laws then in effect or the terms of this Agreement.

(b)    Any certificate representing Unvested Restricted Shares shall, unless the Compensation Committee determines otherwise, bear a legend substantially as follows: “The sale or other transfer of the Restricted Shares of stock represented by this certificate is subject to certain restrictions set forth in a Restricted Stock Grant Agreement between the registered owner and TriState Capital Holdings, Inc. A copy of such agreement may be obtained from the General Counsel of TriState Capital Holdings, Inc.”

(c)    The Grantee further acknowledges and understands that the certificates representing the Restricted Shares issued hereunder may bear such additional legend or legends as TriState Capital deems appropriate in order to assure compliance with applicable securities laws. Any book entry for the Unvested Restricted Shares will be restricted and subject to stop orders.

(d)    Unvested Shares may be transferred to a “family member” as defined in and pursuant to the terms and conditions set forth in Section A.1.a.5 of the General Instructions to Form S-8 promulgated under the Securities Act of 1933, as amended, as such provision may be amended from time to time, on such terms and conditions as may be determined by the Compensation Committee.

Section 5 - Vesting and Forfeiture.

(a)    Service-Based Vesting:3 Years. Subject to the Grantee’s continued Employment with TriState Capital as of such date (except as otherwise provided herein with respect to death, Disability, Change in Control, termination without Cause, or termination for Good Reason), the Restricted Shares shall vest and no longer be subject to forfeiture with respect to all or a portion of the Restricted Shares in accordance with the following schedule:

Date	Awards Vesting
MM/DD/YYYY
MM/DD/YYYY
MM/DD/YYYY

(b)    Change in Control. In the event of a Change in Control of TriState Capital, the Restricted Shares shall, to the extent not then vested and not previously forfeited or canceled, immediately become fully vested if all Awards are to be settled for cash or securities and terminated or cancelled in connection with the Change in Control.

(c)    Vesting Following Retirement. If Grantee’s employment with TriState Capital is terminated by reason of Grantee’s Retirement, then, subject to satisfaction of applicable tax withholding requirements, the Restricted Shares will continue to vest in accordance with the vesting schedule set forth in Section 5 notwithstanding termination of employment at Retirement; provided that Grantee remain available to consult with TriState Capital, for a reasonable number of hours upon reasonable notice to Grantee, for a three year period following termination of employment.

(d)    Termination of Employment

(1)    General Rule. If the Grantee’s Employment with TriState Capital and its Affiliates is terminated for any reason other than those reasons specifically addressed in Sections 5(b), 5(c), 5(d)(2), and 5(d)(3), the Unvested Portion of the Grant shall forfeit, as provided in Section 5(f).

(2)    Death or Disability. If the Grantee’s employment with TriState Capital terminates as a result of death or Disability, the Restricted Shares shall, to the extent not then vested and not previously canceled, immediately become fully vested as of the date of the death or Disability.

(3)    Termination without Cause or for Good Reason. If Tristate Capital terminates Grantee’s employment without Cause or if Grantee terminates employment with Good Reason, the Restricted Shares shall, to the extent not then vested and not previously canceled, immediately become fully vested as of the date of Termination.

(e)    Vested Restricted Shares – Removal of Restrictions; Payments. Upon Restricted Shares becoming vested, TriState Capital shall, within thirty (30) business days thereof, cause all restrictions hereunder to be removed from the book entry accounts evidencing the Vested Restricted Shares or the certificates representing such Vested Restricted Shares and, to the extent the Vested Restricted Shares are represented by certificates, shall cause certificates representing such Restricted Shares, free and clear of all restrictions (but subject to any applicable securities law restrictions or other restrictions imposed upon the common stock of TriState Capital generally), to be delivered to the Grantee. In lieu of certificated Restricted Shares, such Restricted Shares may be in book entry form. Notwithstanding anything in the Agreement to the contrary, TriState Capital will be under no obligation to issue fractional Restricted Shares. Further, upon vesting of the Restricted Shares (or portion thereof), the Grantee acknowledges and agrees that any fractional Restricted Share that is taxable may be settled in cash; provided, however, that, the parties intend that vesting shall occur in whole shares, and any fractional shares that might vest in an interim year shall not vest until the final year of vesting when full shares vest, or fractional shares are settled in cash.

(f)    Forfeiture of Unvested Shares. At termination of Grantee’s employment with TriState Capital, except as provided in Section 5(c), any Unvested portion as of the date of termination of employment (after giving effect to any vesting that occurs as a result of such termination) shall be absolutely forfeited, and returned to TriState Capital for no consideration, and the Grantee and all persons who might claim through him will have no further interests under this Agreement of any kind whatsoever.

Section 6 - Voting Rights and Dividends. The Grantee shall have all of the voting rights attributable to the Restricted Shares issued pursuant to this Agreement. During the period of restriction, all ordinary cash dividends (as determined by the Committee in its sole discretion) paid upon any Restricted Share will be paid to the relevant Grantee at the same time as such ordinary cash dividends are paid to other shareholders. Unless the applicable Award Agreement provides otherwise, additional shares or other property distributed to the Grantee in respect of Restricted Shares, as dividends or otherwise, will be subject to the same restrictions applicable to such Restricted Shares.

Section 7 - Subject to Plan. The Restricted Shares are subject to the terms and conditions of the Plan, a copy of which is available to the Grantee upon request, and which is incorporated by reference herein and made a part hereof, provided the terms of the Plan will not be considered an enlargement of any benefits under the Agreement. In addition, the Restricted Shares are subject to any rules and regulations promulgated by or under the authority of the Committee. Grantee represents and agrees that Grantee has read and understands the Plan.

Section 8 - Withholding.    TriState Capital shall have the authority to withhold, or to require the Grantee to remit to TriState Capital, prior to issuance or delivery of any Restricted Shares or the removal of any stop order or transfer restrictions on the Restricted Shares or any restrictive legends on the certificates representing the Restricted Shares hereunder, an amount sufficient to satisfy federal, state and local tax withholding requirements associated with this Agreement. Additionally, TriState Capital, in its sole discretion, shall have the right to withhold from the Grantee Restricted Shares with a fair market value as determined in good faith by the Compensation Committee equal to the federal, state and local tax withholding requirements associated with this Agreement. For this purpose, fair market value shall be determined as of the day that the withholding obligation arises.

Section 9 - Tax Election.    The Grantee acknowledges that (a) the Grantee has been informed of the availability of making an election in accordance with Section 83(b) of the Internal Revenue Code of 1986, as amended (the “Code”); (b) that such election must be filed with the Internal Revenue Service within thirty (30) days following the date of grant of the Restricted Shares; (c) that the Grantee is solely responsible for making such election. If the Grantee does not make the election under Section 83(b), he acknowledges that dividends on the Restricted Shares will be treated as compensation and subject to tax withholding in accordance with TriState Capital’s practices and policies; (d) that there are significant tax consequences to making or not making the election under Section 83(b) of the Code and (e) that the Grantee is advised to consult with tax Counsel or another tax professional to discuss the advantages and disadvantages of making an election under Section 83(b) of the Code.

Section 10 - Restrictive Covenants. In consideration of TriState Capital’s grant of Restricted Shares to Grantee as provided in this Agreement, Grantee covenants and agrees as follows:

(a)    Confidentiality. Grantee acknowledges and agrees that the work product, any trade secrets and any other information which has commercial value to TriState Capital and which has been and is treated by TriState Capital as confidential is confidential and proprietary information belonging solely to TriState Capital or its customers or suppliers (the “Confidential Information”). Grantee shall not directly or indirectly use, disclose or publish any Confidential Information to any person for any reason or purpose whatsoever, except as necessary for the performance of Grantee’s duties for TriState Capital or as may be required by law or legal process or in connection with a dispute hereunder. Upon termination of Grantee’s employment with TriState Capital, Grantee shall not remove or have removed from TriState Capital’s premises any materials directly or indirectly relating to any Confidential Information, including all copies of such material whether in hard copy, electronic media or in any other form, without first obtaining the written consent of TriState Capital. Confidential Information shall not include any information that is or becomes generally available to the public (other than by Grantee in breach of this Agreement). Upon termination of Grantee’s employment with TriState Capital, Grantee shall deliver to TriState Capital any Confidential Information, and all other materials belonging to TriState Capital or its customers or suppliers, including all copies of such material whether in hard copy, electronic media or in any other form, which are in Grantee’s possession or control. This section shall survive the termination of Grantee’s employment with TriState Capital.

(b)    Noncompetition and Noninterference. During the term of Grantee’s employment with TriState Capital and for a period of 12 months thereafter, Grantee shall not, directly or indirectly, either individually or as a principal, agent, employee, employer, shareholder, member, partner, or in any individual or representative capacity whatsoever, for any reason: (i) solicit business from any person who was a customer of TriState Capital at any time during the term of Grantee’s employment with TriState Capital or was a potential customer of TriState Capital with whom Grantee had contact as part of Grantee’s position at TriState Capital; or (ii) induce, attempt to induce or assist others in inducing or attempting to induce any employee, agent, customer or supplier of TriState Capital or any other person associated or doing business with TriState Capital (or proposing to become associated or to do business with TriState Capital) at the time of termination to terminate his or its relationship with TriState Capital (or to refrain from becoming associated or doing business with TriState Capital) or in any other manner to interfere with the relationship between TriState Capital and any such person. This section shall survive the termination of Grantee’s employment with TriState Capital.

(c)    Injunctive Relief. TriState Capital and Grantee expressly acknowledge and agree that any violation of the foregoing covenants contained in this section would cause immediate, serious and irreparable damage to TriState Capital, that it would be impossible to measure such damages in money and that money damages would not constitute an adequate remedy for any such breach. Therefore, in the event of a breach or a threatened breach of the foregoing covenants, TriState Capital shall be entitled to injunctive relief, restraining and enjoining Grantee from performing any acts prohibited by the foregoing covenants or otherwise prohibited by law, in addition to any other rights or remedies available to TriState Capital. The foregoing covenants shall be construed as independent of any other provisions of this Agreement, and the existence of any claim or cause of action of Grantee against TriState Capital, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement by TriState Capital of these covenants.

Section 11 - Enforcement Provisions. Grantee understands and agrees to the following provisions regarding enforcement of the Agreement.

(a)    Governing Law and Jurisdiction. The Agreement is governed by and construed under the laws of the Commonwealth of Pennsylvania, without reference to its conflict of laws provisions. Any dispute or claim arising out of or relating to the Agreement or claim of breach hereof shall be brought exclusively in the federal court for the Western District of Pennsylvania or in the Court of Common Pleas of Allegheny County, Pennsylvania. By execution of the Agreement, Grantee and TriState Capital hereby consent to the exclusive jurisdiction of the courts, and waive any right to challenge jurisdiction or venue in the courts with regard to any suit, action, or proceeding under or in connection with the Agreement.

(b)    No Waiver. Failure of TriState Capital to demand strict compliance with any of the terms, covenants or conditions of the Agreement shall not be deemed a waiver of the term, covenant or condition, nor shall any waiver or relinquishment of any term, covenant or condition on any occasion or on multiple occasions be deemed a waiver or relinquishment of the term, covenant or condition.

(c)    Waiver of Jury Trial. Each of Grantee and TriState Capital hereby waives any right to trial by jury with regard to any suit, action or proceeding under or in connection with any claims relating to the Plan or this Agreement.

(d)    Applicable Law and Recapture Policy. Notwithstanding anything in the Agreement, TriState Capital will not be required to comply with any term, covenant or condition of the Agreement if and to the extent prohibited by law, including but not limited to federal banking and securities regulations, or as otherwise directed by one or more regulatory agencies having jurisdiction over TriState Capital. Further, to the extent, if any, applicable to Grantee, Grantee agrees to reimburse TriState Capital for any amounts Grantee may be required to reimburse TriState Capital pursuant to the terms of any clawback or other recapture policy in place at TriState Capital, or implemented by TriState Capital hereafter, as such policy may be amended from time to time, and such policy shall apply to the Restricted Shares, whether Vested Shares or

Unvested Shares, and any profits realized from the sale of Restricted Shares to the extent that the Grantee is covered by such policy. If the Grantee is covered by such policy, the policy may apply to recoup the Restricted Shares or profits realized from the sale of Restricted Shares either before, on or after the date on which the Grantee becomes subject to such policy.

Section 12 - Administrative and Other Provisions

(a)    In the event of any change or changes in the outstanding Common Stock of TriState Capital by reason of any stock dividend, recapitalization, reorganization, merger, consolidation, split-up, combination or exchange of shares, or any similar change affecting the common stock, any of which takes effect after the grant of the Restricted Shares evidenced by this Agreement, then in any such event the number and kind of Restricted Shares subject to this Agreement, and any other similar provisions, shall be appropriately adjusted consistent with such change in such manner as the Compensation Committee, in its discretion, may deem equitable to prevent substantial dilution or enlargement of the rights granted to the Grantee hereunder. Any adjustment made shall be final and binding upon the Grantee and all other interested parties.

(b)    Whenever the word “Grantee” is used in any provision of this Agreement under circumstances where the provision should logically be construed to apply to the executors, the administrators, or the person or persons to whom the Restricted Shares may be transferred by will or by the laws of descent and distribution, the word “Grantee” shall be deemed to include such person or persons.

(c)    Nothing in this Agreement or the Plan shall confer upon the Grantee any right to continue in the employ of TriState Capital or shall affect the right of TriState Capital to terminate the employment of the Grantee with or without cause.

(d)    The Restricted Shares received by the Grantee pursuant to this Agreement shall not be considered compensation for purposes of any pension or retirement plan, insurance plan or any other Grantee benefit plan of TriState Capital unless otherwise provided in such plan.

(e)    Every notice or other communication relating to this Agreement shall be in writing and shall be mailed or delivered to the party for whom it is intended at such address may from time to time be designated by it in a notice mailed or delivered to the other party as herein provided; provided, however, that unless and until some other address be so designated, all notices or communications by the Grantee to TriState Capital shall be mailed or delivered to the Chief Human Resources Officer of TriState Capital, with a copy to the General Counsel of TriState Capital, One Oxford Center, 301 Grant Street, Suite 2700 Pittsburgh, Pennsylvania 15219, and all notices or communications by TriState Capital to the Grantee may be given to the Grantee personally or may be mailed to him.

(f)    This Agreement and its validity, interpretation, performance and enforcement shall be governed by the laws of the Commonwealth of Pennsylvania.

(g)    This Agreement will be binding upon and inure to the benefit of the Grantee’s heirs and representatives and the assigns and successors of TriState Capital and may be assigned by TriState Capital to any third party, but neither this Agreement not any rights hereunder will be assignable or otherwise subject to the hypothecation by the Grantee. Except as may be provided in Section 4(d).

(h)    Whenever possible, each provision in this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement will be held to be prohibited by or invalid under applicable law, then (a) such provisions will be deemed amended to accomplish the objectives of the provisions as originally written to the fullest extent permitted by law and (b) all other provisions of this Agreement will remain in full force and effect.

(i)    Any dispute or litigation arising out of or relating to this Agreement will be resolved in the courts of Allegheny County or the Western District of Pennsylvania and the Grantee hereby consents to jurisdiction in Pennsylvania.

(j)    No rule of strict construction will be implied against TriState Capital, or any other person in the interpretation of any of the terms of this Agreement or any rule or procedure established by the Compensation Committee.

(k)    The Grantee agrees, upon demand of TriState Capital, to do all acts and execute, deliver and perform all additional documents, instruments and agreements that may be required by TriState Capital to implement the provisions and purposes of this Agreement.

(l)    The Grantee hereby grants to TriState Capital a power of attorney and declares that TriState Capital shall be the attorney-in-fact to act for and on behalf of the Grantee, to act in his name, place and stead, in connection with any and all transfers of Restricted Shares, whether Vested Restricted Shares or Unvested Restricted Shares, to TriState Capital pursuant to this Agreement.

Section 13 - Entire Agreement. This Agreement contains the entire understanding among the parties regarding the subject matter hereof and thereof and supersedes all prior written or oral agreements or understandings among the parties regarding such matters. This Agreement may be modified only by written instrument signed by each of the parties hereto.

Section 14 - Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which shall constitute the same agreement. The execution of a counterpart of the signature page to this Agreement shall be deemed the execution of a counterpart of this Agreement. The delivery of this Agreement may be made by facsimile or portable document format (pdf), and such signatures shall be treated as original signatures for all applicable purposes.

Section 15 - Construction. As used herein, the word “person” shall be construed broadly to mean any natural person, corporation, partnership, limited liability company, association, proprietorship, trust, joint venture or any other legal entity of whatever nature. Titles and headings to sections and subsections herein are inserted for the convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement. Whenever the context of this Agreement so requires, the use of the words in the masculine, feminine or neuter gender shall be construed to include all such genders.

Section 16 - Compliance with Section 409A. To the extent that any of the terms or provisions of this Agreement or of the Restricted Shares results in the application of Section 409A of the Internal Revenue Code of 1986 as amended to this Agreement, TriState Capital may, without the consent of Grantee, modify the Agreement and the Restricted Shares to the extent and in the manner TriState Capital deems necessary or advisable in order to allow the Restricted Shares to be excluded from the definition of “deferred compensation” within the meaning of Section 409A or in order to comply with the provisions of Section 409A, other applicable provision(s) of the Internal Revenue Code, and/or any rules, regulations or other regulatory guidance issued under the statutory provisions.

Section 17 - Effective Date. If Grantee does not accept the grant of the Restricted Shares by executing and delivering a copy of the Agreement to TriState Capital, without altering or changing the terms of the Agreement in any way, within thirty (30) days of receipt by Grantee of a copy of the Agreement, TriState Capital may, in its sole discretion, withdraw its offer and cancel the Restricted Shares and the Agreement at any time prior to Grantee’s delivery to TriState Capital of a copy of the Agreement executed by Grantee.

Otherwise, upon execution and delivery of the Agreement by both TriState Capital and Grantee and, in the event that Grantee is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to TriState Capital securities, the filing with and acceptance by the SEC of a Form 4 reporting the Grant, the Restricted Shares and the Agreement are effective as of the Grant Date.

IN WITNESS WHEREOF, TriState has caused the Agreement to be signed on its behalf effective as of the Grant Date.

TRISTATE CAPITAL HOLDINGS, INC.

By: James F. Getz - Chairman and CEO Accepted and agreed to as of the Grant Date

GRANTEE

Electronic Acceptance Through OptionTrax Constitutes Execution of this Agreement